Via Facsimile and U.S. Mail
Mail Stop 6010

November 18, 2008

Mr. David Price
Cornerstone Therapeutics Inc.
Executive Vice President, Finance,
and Chief Financial Officer
2000 Regency Parkway, Suite 255
Cary, NC 27518

> **Re: Cornerstone Therapeutics Inc.**
> **Item 4.01 Form 8-K**
> **Filed November 5, 2008**
> **File No. 000-50767**

Dear Mr. Price:

We have reviewed your filing and have the following comment. In our comment, we ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 4.01. Changes in Registrant's Certifying Accountant.

Deloitte

1.   We were not able to locate the information requested in our prior comment number four. As previously requested, please provide us with any letter or written communication to and from the Former Auditors regarding any disagreements or reportable events to management or the Audit Committee.

*   *   *   *

As appropriate, please respond to this comment within five business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comment.

If you have any questions, please do not hesitate to call me at (202) 551-3658.

Sincerely,

Tabatha Akins
Staff Accountant